POWER HERO CORP.

Unaudited Financial Statements For The Years Ended December 31, 2022 and 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Power Hero Corp.
La Verne, CA

We have reviewed the accompanying financial statements of Power Hero Corp., (a corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

We are required to be independent of Power Hero Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Plano, TX
March 30, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

POWER HERO CORP.
BALANCE SHEET
DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 18,482	$ 96,213
Prepaid Expense	469	469
TOTAL CURRENT ASSETS	18,951	96,682
NON-CURRENT ASSETS		
Intangible Assets	186,046	115,339
Accumulated Amortization	(27,956)	(13,703)
TOTAL NON-CURRENT ASSETS	158,090	101,636
TOTAL ASSETS	$ 177,040	$ 198,318
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Deferred Compensation	214,750	159,250
Accounts Payable	101,643	65,579
TOTAL CURRENT LIABILITIES	316,393	224,829
NON-CURRENT LIABILITIES		
SAFE	332,687	332,687
Convertible Notes	253,000	157,000
Accrued Interest	23,860	4,877
TOTAL LIABILITIES	925,940	719,393
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized; 4,933,048 issued; $0.000001 par value)	5	5
Option Grants	23,509	14,029
Additional Paid in Capital	480,053	467,970
Retained Deficit	(1,252,467)	(1,003,080)
TOTAL SHAREHOLDERS' EQUITY	(748,900)	(521,076)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 177,040	$ 198,318

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

POWER HERO CORP.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	**2021**
Operating Expense		
Contractors and Professional Services	152,676	81,112
Research & Development	26,897	-
General & Administrative	19,512	3,081
Amortization	14,253	7,689
Equity Based Compensation Expense	9,480	92,003
Advertising & Marketing	6,853	1,815
	229,671	185,700
Net Loss from Operations	(229,671)	(185,700)
Other Expense		
Interest Expense	(19,266)	(10,224)
Taxes	(450)	(450)
Net Loss	$ (249,387)	$ (196,374)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	4,933,048	4,918,483
Net Loss per share	$ (0.05)	$ (0.04)

POWER HERO CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Cash Flows From Operating Activities		
Net Loss For The Period	$ (249,387)	$ (196,374)
Change in Deferred Compensation	55,500	31,000
Change in Accounts Payable	36,064	2,374
Amortization	14,253	7,689
Net Cash Flows From Operating Activities	(143,570)	(155,311)
Cash Flows From Investing Activities		
Purchase of Intangible Assets	(70,707)	(45,823)
Net Cash Flows From Investing Activities	(70,707)	(45,823)
Cash Flows From Financing Activities		
Proceeds/(Repayment) of Borrowings	96,000	253,892
Capitalization of Accrued Interest	18,984	3,028
Increase in Additional Paid In Capital	12,083	-
Issuance of Option Grants	9,480	2,307
Net Cash Flows From Financing Activities	136,547	259,227
Cash at Beginning of Period	96,213	38,120
Net Increase (Decrease) In Cash	(77,730)	58,093
Cash at End of Period	$ 18,482	$ 96,213

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

3

POWER HERO CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Option	Additional Paid	Retained Deficit	Total Shareholders'
	Number	Amount	Grants	in Capital		Equity
Balance at December 31, 2020	4,898,893	$ 5	$ 11,722	$ 467,970	$ (806,706)	$ (327,009)
Issuance of Stock	19,590	-	2,307			2,307
Net Income					(196,374)	(196,374)
Balance at December 31, 2021	4,918,483	$ 5	$ 14,029	$ 467,970	$ (1,003,080)	$ (521,076)
Issuance of Stock	14,565	-	9,480	12,083		21,563
Net Income					(249,387)	(249,387)
Balance at December 31, 2022	4,933,048	$ 5	$ 23,509	$ 480,053	$ (1,252,467)	$ (748,900)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Power Hero, Corp. ("the Company") is a corporation organized under the state of Delaware domiciled in California. The Company offers a peer-to peer ("P2P") network and marketplace that allows users to charge electric vehicles and other mobile devices on the go.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2022 of $249,387 and 2021 of $196,374.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through March 28, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Deferred Compensation

The Company settled with founders to defer their compensation and to take payment at a later date.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. These include patents, the company developed over the years and will be depreciated over management's estimate of the asset's useful life.

Intangible assets consist of fees paid to secure several patents. As of December 31, 2022, the Company has three patents approved by the United States Patent and Trademark Office (USPTO) and one patent approved by IP Australia, the Australian Government.

 Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2022 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2022 and 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware domiciled in California.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

NOTE D- DEBT

Convertible Notes

Since 2020, the Company has issued a series of convertible notes in exchange for cash for the purpose of raising additional operating capital ("Convertible Notes"). The convertible notes accrue interest at the rate of six percent per annum and mature on October 31, 2023. The Notes and any associated accrued interest will convert to equity automatically upon the occurrence of either an equity offering, or at maturity (with the consent of a majority of holders). As of December 31, 2022, the Company capitalized approximately $18,984 in interest related to the Notes and had $253,000 of convertible note obligations outstanding. Upon conversion, the Notes will convert into common stock.

In 2022, the company had a series of its convertible notes including any accrued interest convert into equity amounting to $7,283.

In 2020, the Company issued a series of convertible notes in exchange for $75,000 for the purpose of raising additional operating capital ("Convertible Notes"). The convertible notes accrue interest at the rate of ten percent per annum and mature on June 30, 2021. Upon the maturity date, if the company fails to repay the notes in full, the convertible note agreements call for an automatic default and conversion of SAFE units equal to 10% of the principal and continue to accrue interest (with the consent of a majority of holders). After September 30, 2021, if the company fails to repay the notes in full, the convertible note agreement calls for a penalty to convert the principal and any accrued interest into SAFE units equal to twice the sum of the principal balance and accrued interest and shall be canceled. During 2021, the Company capitalized approximately $3,303 in interest related to the Notes.

In 2021, the Notes were fully converted into SAFE agreements.

SAFE

Since 2019, the Company has issued a series of Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase

Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2022, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements. Upon conversion, the SAFE agreements will convert into preferred stock.

As of December 31, 2022, the Company had $332,687 of SAFE obligations outstanding, with a valuation cap of $5,000,000 or $6,000,000 and a discount rate of 80% or 90%, respectively.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2022 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2022.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 20,000,000 shares of $0.000001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common Stock   4,933,048

NOTE F- EQUITY BASED COMPENSATION

During 2022 and 2021, the Company had 393,836 outstanding stock options. The granted options had an exercise price between $.09 and $.13, will expire between two or four years, and vest over a four year-period.

As of 2022 and 2021, a portion of its outstanding stock options have vested amounting to 230,330. The Company measures the value of these options at their intrinsic value. The value of the stock did not exceed the exercise price upon these grants.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
12/31/2020 Outstanding at December 31, 2020	136,000	$ 0.09	4.0
Granted	257,836	0.12	4.0
Expired/Forfeited	-	-	-
12/31/2021 Outstanding at December 31, 2021	393,836	0.12	4.0
Granted	-	-	-
Expired/Forfeited	-	-	-
12/31/2022 Outstanding at December 31, 2022	393,836	0.13	4.0

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2022
Expected life (years)	4
Risk-free interest rate	0.033%
Expected volatility	10%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with its sources of labor as the CEO is the primary inventor and author of all patents that have been issued or pending.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 30, 2023, the date that the financial statements were available to be issued.

Subsequent to the period, the Company amended and restated their articles of incorporation to increase the number of authorized common shares to 44,000,000 at $0.000001 par value after giving effect to a stock split.